Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow

Partner

215.963.5262

jsoslow@morganlewis.com

January 28, 2011

VIA EDGAR AND FACSIMILE

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:	Lisa Etheredge
Sharon Bloom
Amit Pande (Accounting Branch Chief)

Re:	Susquehanna Bancshares, Inc.
Form 10-Q for the quarter ended June 30, 2010
Filed August 6, 2010
File No. 000-1338721

Dear Ms. Etheredge:

On behalf of Susquehanna Bancshares, Inc. (the “Company” or “Susquehanna”), we are responding to the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided to the Company in a telephone call with the Staff on Thursday, January 6, 2011, with respect to the above referenced filing with the Commission by the Company. Specifically, we are providing a revised response to comment no. 7 in your letter dated September 17, 2010 (the “Initial Comment Letter”) to Drew K. Hostetter, Chief Financial Officer of the Company, to provide additional disclosure regarding recovery rate and prepayment assumptions and the determination of the discount rate. In addition, we have added to the sample table entitled “Trust Preferred Information” four line items relating to the present value of expected cash flows and percentages of actual and projected defaults and deferrals. For your convenience, we have set forth below in italics comment no. 7 from your Initial Comment Letter, followed by the Company’s revised response.

Philadelphia   Washington   New York   Los Angeles   San Francisco   Miami   Pittsburgh   Princeton   Chicago   Minneapolis

Palo Alto   Dallas   Houston   Harrisburg   Irvine   Boston   Wilmington   London   Paris   Brussels   Frankfurt   Beijing   Tokyo

United States Securities and Exchange Commission January 28, 2011 Page 2

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010 Consolidated Financial Statements (Unaudited)

Comment No. 7

We note that the unrealized losses on your other structured financial products investments have increased to $14 million at June 30, 2010 from $11 million at December 31, 2009 with an amortized cost of $26 million at each period end. We further note that these investments are comprised of pooled trust preferred securities and all four of these securities are in an unrealized loss position. We have the following comments.

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Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of June 30, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment; and

The Company’s other structured financial products are comprised of pooled trust preferred securities, which had an unrealized loss of $14 million as of June 30, 2010. All four of these securities are in unrealized loss positions and rated below investment grade. Management has analyzed the assets underlying these securities with respect to interest deferrals and defaults, collateral coverage, and current levels of subordination and concluded that the unrealized losses were caused principally by decreased liquidity and larger risk premiums in the marketplace and not credit quality.

Susquehanna determines whether it expects to recover the entire amortized cost basis by comparing the present value of the expected cash flows to be collected with the amortized cost basis. To make this comparison, Susquehanna works with a third-party financial advisory firm to determine (a) the estimation of cash flows, (b) application of the cash flows to the percent owned and (c) assessment of other-than-temporary impairment.

To determine expected cash flows, the valuation analysis considers credit default rates, prepayments and deferrals, waterfall structure and covenants relating to the trust preferred securities. The third-party firm uses publicly available data to assess the creditworthiness of each underlying issue in the CDO and through the third parties proprietary valuation methodology projects the cash flows of the class. Assessments are made relative to the capital adequacy, earnings, asset quality, liquidity and interest rate sensitivity of the underlying issuer to determine default risk. If the issuer is in default a recovery rate of 10% is estimated with a lag for that recovery being 24 months. No recoveries are forecasted for those issuers who have a current Texas ratio greater than 250%. For current performing issuers or those issuers deferring interest payments, determination is made based on the above mentioned financial assessment as to if and

United States Securities and

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January 28, 2011

when the issuer is forecasted to default. Future interest deferrals are only projected in the estimation of the projected cash flows for issuers who are currently deferring and it is assumed they will defer for the full twenty quarters if not projected to default.

When considering Susquehanna’s pooled trust preferred securities, prepayment is less relevant than are call options (the option of the issuer to call the issue on certain dates). The projected exercising of the call options will change as economic and market conditions change and management will adjust the valuation model accordingly. As of June 30, 2010, the exercising of call options was assumed to be remote.

In addition to the proprietary valuation methodology used in the estimation of the projected cash flows, the trust indenture documentation and the trustee reports for each specific trust preferred security issuance provide information regarding deferral rights, call options, various triggers, including over-collateralization triggers, and waterfall structure, which management believes is essential in determining projected base cash flows.

The discount rate which is applied to the projected cash flows for the specific class is calculated using a spread to the current swap curve. The swap curve gives a market perspective of the term structure of interest rates and on credit spreads. The determination of the discount rate used is in Susquehanna’s valuation is based on the referenced swap curve plus an additional credit spread determined by the credit rating of the class. Lower rated classes would have a wider implied credit spread. These multiple discount rates are then applied to the projected cash flows in determining the estimated value.

Company’s management has assisted with the development of, and reviews and comments on the results of, this proprietary valuation methodology, and believes that the valuation analysis and methodology reasonably supports the value and projected performance of the specific trust preferred securities. Company’s management also believes this valuation methodology presents a logical and analytical approach in the determination of other-than-temporary impairment charges in accordance with Accounting Standards Codification Topic 320-10-35.

The Company advises the Staff that it will include disclosure regarding the above analysis in its future filings with the Commission, as applicable.

•

Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer

United States Securities and

Exchange Commission

January 28, 2011

or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The following table details pertinent data for Susquehanna’s specific class of pooled trust preferred securities as of June 30, 2010. At June 30, 2010, the present values of the current estimated cash flows for Susquehanna’s specific class and all subordinate classes is equal to or greater than the face amount of the specific class for all trust preferred securities, and therefore, there is no other-than-temporary impairment.

SUSQUEHANNA BANCSHARES

TRUST PREFERRED INFORMATION

Amounts shown in thousands

As of June 30, 2010	Pooled Trust #1	Pooled Trust #2	Pooled Trust #3	Pooled Trust #4
Class	B	B	B	A2L

Book value	$3,000	$6,950	$7,896	$6,750
Fair value	1,345	3,244	3,444	2,920
Unrealized gain/(loss)	(1,655)	(3,706)	(4,452)	(3,830)
Present value of expected cash flows for class noted above and all subordinated classes (1)	151,398	194,078	252,690	124,997
Class face value	35,000	57,010	86,464	45,500

Lowest credit rating assigned	B1	Caa3	B3	Caa3

Original collateral	$624,000	$474,000	$701,000	$488,000
Performing collateral	445,000	360,000	538,000	373,000
Actual defaults	107,000	30,000	91,000	59,000
Actual deferrals	72,000	84,000	72,000	56,000
Projected future defaults	92,000	137,000	147,000	96,000

Actual defaults as a % of original collateral	17.1%	6.3%	13.0%	12.1%
Actual deferrals as a % of original collateral (2)	11.5	17.7	10.3	11.5

Actual defaults and deferrals as a % of original collateral	28.6%	24.0%	23.3%	23.6%

Projected future defaults as a % of original collateral (3)	14.7%	28.9%	21.0%	19.7%
Actual institutions deferring and defaulted as a % of total institutions	22.2%	25.9%	28.8%	28.8%

Projected future defaults as a % of performing collateral plus deferrals	17.8	30.9	24.1	22.4

(1)	Susquehanna determines whether it expects to recover the entire amortized cost basis by

United States Securities and

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January 28, 2011

comparing the present value of the expected cash flows to be collected with the amortized cost basis, using documented assumptions. The present value of the expected cash flows for Susquehanna’s specific class and all subordinate classes is listed above. As of June 30, 2010, the present value of the current estimated cash flows is equal to or greater than the face amount of the specific class for all trust preferred securities and consequently, there is no other-than-temporary-impairment.

(2)	Includes current interest deferrals for the quarter for those institutions deferring as of the date of the assessment of the other-than-temporary-impairment. Current deferrals are assumed to continue to defer for the full twenty quarters if they are not projected to default prior to that time.

(3)	Includes those institutions who are performing but are not projected to continue to perform and includes current interest deferrals that are projected to default based upon a third party proprietary valuation methodology to determine future defaults Creditworthiness of each underlying issue is determined for the CDO using publicly available data.

Please note that a single-issuer trust preferred security with a book value of $1.8 million and a fair value of $1.4 million at June 30, 2010 was included in “Other structured financial products.” The Company advises the Staff that in its future filings with the Commission, as applicable, this investment will be included in “Other debt securities.”

In addition, the Company advises the Staff that it will include in its Form 10-K for the fiscal year ended December 31, 2010 and in other future filings with the Commission, as applicable, enhanced disclosure consistent with the response above.

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Susquehanna respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (215) 963-5262 or Benjamin Wills at (215) 963-5541.

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow
Morgan, Lewis & Bockius LLP

cc:	Drew K. Hostetter (Susquehanna Bancshares, Inc.)
Lisa M. Cavage, Esq. (Susquehanna Bancshares, Inc.)
William J. Reuter (Susquehanna Bancshares, Inc.)

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543-7000

Tel 717-626-4721

Fax 717-626-1874

January 28, 2011

VIA EDGAR AND FACSIMILE

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:	Lisa Etheredge
Sharon Bloom
Amit Pande (Accounting Branch Chief)

Re:	Susquehanna Bancshares, Inc.
Form 10-Q for the quarter ended June 30, 2010
Filed August 6, 2010
File No. 000-1338721

Dear Ms. Etheredge:

In connection with the supplemental comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided to Susquehanna Bancshares, Inc. (the “Company”) in a telephone call with Lisa Etheredge, Sharon Bloom and Amit Pande on Thursday, January 6, 2011, with respect to the above referenced filing with the Commission by the Company, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific supplemental comments.

Sincerely,

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ Drew K. Hostetter
Name:	Drew K. Hostetter
Title:	Executive Vice President, Treasurer and Chief Financial Officer